

September 25, 2012

<u>Via E-mail</u>
Mr. Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
100 E. Fort Lowell Road
Tucson, Arizona 85719

> **Re: ABCO Energy, Inc.**
> **Amendment No. 6 to Offering Statement on Form 1-A**
> **Filed September 20, 2012**
> **File No. 024-10226**

Dear Mr. O'Dowd:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary Financial Information, page 13</u>

1. Please update your summary statements of operations to present interest expense, net income (loss), convertible preferred stock dividends and net income (loss) applicable to common shareholders consistent with the manner presented in your financial statements on page 46.

<u>Use of Proceeds, page 22</u>

2. Please revise your discussion in this section to discuss the use of proceeds at the minimum offering level ($500,000) rather than at the 10% completion level.

Plan of Distribution, page 24

3. We note your revised disclosure under Plan of Distribution and elsewhere that the Company may extend the offering and that the offering may terminate on "such later date as is determined by the Company." Please revise your disclosure to provide the precise length of any extension period.

4. In this regard it is also unclear whether you intend to suggest from your disclosure on page 12 that the offering will continue indefinitely if the $500,000 minimum proceeds are not received. Please revise to clarify the termination date of your offering in light of your intention to escrow funds received by investors.

Results of Operations
Fiscal Year Ended December 31, 2011 Compared to Fiscal Year Ended December 31, 2010, page 29 and Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011, page 31

5. Please update your summary statements of operations to present interest expense, net income (loss), convertible preferred stock dividends and net income (loss) applicable to common shareholders consistent with the manner presented in your financial statements on page 46. Please ensure your discussions of the results of operations relating to dividends and interest expense are updated accordingly.

Management, page 37
Directors, Executive Officers, Promoters and Control Persons, page 37

6. We note that you have deleted disclosure regarding Mr. Shorey throughout your prospectus in response to comment three of our letter dated September 12, 2012. Please restore such disclosure and your disclosure regarding Mr. Shorey being a promoter of the company or provide a more fulsome analysis of why Mr. Shorey would not be considered a promoter pursuant to the definition of that term in Exchange Act Rule 12b-2. Additionally, we note that you have deleted Mr. Shorey from your section addressing the Remuneration of Directors and Officers and that Mr. Shorey resigned as an officer and director effective May 21, 2012. Restore the deleted disclosure in the Remuneration of Directors and Officers section and in the Interest of Management and Other in Certain Transaction section along with the other disclosure in your document or advise us why in detail such disclosure is not required. We may have further comment.

Consolidated Statements of Stockholders' Equity, page 47

7. Please revise to present net loss for the annual and interim periods consistent with the amount presented on your consolidated statements of operations (i.e. $139,109 for fiscal year 2010, $119,368 for fiscal year 2011, and $47,678 for the interim period ended

March 31, 2012) and present separately the convertible preferred stock dividends for the periods presented.

Consolidated Statements of Cash Flows, page 48

8. Please revise your statements of cash flows to begin with net loss as presented in your statement of operations and present the convertible preferred stock dividends as a cash flow from financing activities.

Exhibits

9. We partially reissue comment six of our letter dated September 12, 2012. Please delete the representation that the subscriber has "read and is familiar with … the OC and the section captioned 'Risk Factors' … and all other documents in connection with this Offering." We also note the similar representation in the second paragraph of page four of the subscription agreement (page 79 of the offering statement).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact James Giugliano at (202) 551-3319 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director